UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

COSAN S.A.

CNPJ nº 50.746.577/0001-15

NIRE 35.300.177.045

Companhia Aberta

Código CVM 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”), in compliance with the provisions of article 157, paragraph 4, of Law No. 6404/76, and Resolution 44/21 of the Brazilian Securities Commission (Comissão de Valores Mobiliários — CVM), and in continuation of the Material Fact disclosed on August 14, 2026, hereby informs its shareholders and the market in general that it has formally notified the New York Stock Exchange (“NYSE”) of its intention to voluntarily delist the American Depositary Shares (the “ADS”), represented by American Depositary Receipts (the “ADRs”), each representing four common shares, no par value, of Cosan from the New York Stock Exchange (the “NYSE”), pursuant to a resolution adopted by its Board of Directors on August 14, 2026.

This transaction is part of Cosan’s objective to simplify and optimize its capital structure, resulting in cost reductions and a greater focus on its most strategically relevant business areas. The Company will maintain the listing of its common shares on the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão, where trading of its shares is predominantly concentrated.

Cosan intends to file Form 25 with the U.S. Securities and Exchange Commission (“SEC”) on September 8, 2026 (“Form 25”). Following this timeline, the last day of trading of the ADSs on the NYSE would be on September 18, 2026, it being understood that the timelines described are estimates and depend on the progress of all stages of the process.

Cosan will remain registered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), complying with its reporting obligations under the Exchange Act following the NYSE delisting. Cosan has not arranged for listing, quotation and/or registration of the ADSs on another securities exchange or quotation medium.

Cosan reserves the right, for any reason, to delay these filings or to withdraw them prior to their effectiveness, and to otherwise change its plans in this regard.

São Paulo, August 18, 2026.

Rafael Bergman

Chief Financial and Investor Relations Officer

No Offer or Solicitation

This Material Fact is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction.

Forward Looking Statements

This Material Fact may contain forward-looking statements which reflect Cosan’s current view on future events and financial and operational development. Words such as “intend”, “expect”, “anticipate”, “may”, “believe”, “plan”, “estimate” and other expressions which imply indications or predictions of future development or trends, and which are not based on historical facts, are intended to identify forward-looking statements. Forward-looking statements inherently involve both known and unknown risks and uncertainties as they depend on future events and circumstances. Forward-looking statements do not guarantee future results or development and the actual outcome could differ materially from the forward-looking statements. Any forward-looking statements contained in this Material Fact speak only as at the date hereof, and Cosan does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2026

COSAN S.A.
By:	/s/ Rafael Bergman
Name: Rafael Bergman
Title: Chief Financial Officer